C21 Investments Announces Amendment to Forward-Cash
Obligations to Vendors of Swell Companies

VANCOUVER, September 4, 2019 - C21 Investments Inc. ("C21 Investments" or the "Company") (CSE: CXXI and OTCQB: CXXIF) today announced that it has entered into an agreement (the "Amended Agreement") with the former owners (the "Swell Vendors") of Swell Companies Limited ("Swell") to amend the terms of the Company's forward-cash obligations to the Swell Vendors.

Pursuant to the terms of the Amended Agreement: (a) the cash sum due to the Swell Vendors through September 2019 under the original agreement, in the amount of US$850,000, will be paid by the Company on or before November 15, 2019; and (b) the sum of US$7,350,000 due to the Swell Vendors on May 24, 2021 under the original agreement, including the Swell Vendors' option to receive US$5.0 million of such sum in cash, will be satisfied in full by the issuance of 7,015,238 common shares of C21 Investments (each, a "Share") at a deemed issue price of US$1.047 per Share. The Shares shall be issued into escrow within seven calendar days from the date of the Amended Agreement and released as follows: (a) twenty-five percent (25%) four-months-and-a-day from the date of issue; and (b) the remainder of the Shares in three equal installments of one-third every four months thereafter.

"The Amended Agreement is a positive step forward in the Company's proposed aggressive restructuring of forward obligations announced on July 8, 2019, and will afford the Company additional financial flexibility to execute on its core business model and future growth opportunities," said Mr. Sonny Newman, President and CEO of the Company.

About C21 Investments Inc.:

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States.  The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods.  The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon.  These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles.  Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's proposed restructuring and the impact of the Amended Agreement on the Company's financial position and growth opportunities.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments, including impact of the Amended Agreement on the Company's financial position and growth opportunities. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company's products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company's inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Skyler Pinnick	Michael Kidd
Chief Marketing Officer and Director	Chief Financial Officer and Director
Sky.Pinnick@cxxi.ca	Michael.Kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)	+1 833 BUY-CXXI (289-2994)